EXHIBIT 99.28

CONSENT OF GABRIEL SECREST
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2021 of Equinox Gold Corp.

/s/ Gabriel Secrest
By: Gabriel Secrest, P.E.

Dated: March 24, 2022

Doc#: US1:13640263v1